UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Oxford Finance Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

69144T207

(CUSIP Number)

J. Alden Philbrick, IV
113 North Fairfax Street
Alexandria, VA 22314
(703) 807-1855

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Alden Philbrick, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 330,667

		8.	Shared Voting Power 330,667

		9.	Sole Dispositive Power 330,667

		10.	Shared Dispositive Power 330,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69144T207	Page 3 of 5

Item 1.  Security and Issuer.

                        This Schedule 13D relates to the common stock, par value, $.01 per share of Oxford Finance Corporation ("Oxford"), a Maryland corporation with its principal offices located at 113 North Fairfax Street, Alexandria, Virginia 22314.

Item 2. Identity and Background.

1.	(a)	Name:	J. Alden Philbrick, IV

	(b)	Business Address:	Oxford Finance Corporation
113 North Fairfax Street
Alexandria, Virginia 22314

	(c)	Occupation:	Chief Executive Officer and President, Oxford
Finance Corporation

                        (d)-(e) During the past five years, Mr. Philbrick has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Philbrick is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Philbrick is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

                        Mr. Philbrick acquired 154,000 shares of Oxford because of Mr. Philbrick’s role as a founder of the company. Mr. Philbrick made an initial contribution of $1,540.00 in March of 2002 in exchange for his shares. On February 21, 2003, Oxford’s Registration Statement on Form 10 became effective, and Oxford became a reporting company under the Securities Exchange Act of 1934. In addition, on February 28, 2003, Mr. Philbrick was granted 533,000 options to purchase shares of Oxford stock, of which 176,667 are currently vested. The remaining options will vest in equal installments each quarter for the next two years.

Item 4. Purpose of Transaction.

                        Mr. Philbrick acquired his securities as a result of his position as a founder of the company. He continues to serve the company as President and Chief Executive Officer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

CUSIP No. 69144T207	Page 4 of 5

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5. Interest in Securities of the Issuer.

                        (a)  Mr. Philbrick has beneficial ownership of 330,667 shares, or 6.2% of Oxford common stock, including vested options to purchase 176,667 shares of Oxford common stock.

                        (b)  Mr. Philbrick has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 154,000 shares of common stock as well as vested options to purchase 176,667 shares of Oxford common stock.

                        (c)  On February 28, 2003, Mr. Philbrick was granted options to purchase 533,000 shares of Oxford common stock, 176,667 of which are currently vested. The options have an exercise price of $8.81 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

CUSIP No. 69144T207	Page 5 of 5

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2003	/s/ J. Alden Philbrick, IV J. Alden Philbrick, IV